UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Solo Brands, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

83425V104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Summit Partners L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 44,034,960
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 44,034,960

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,034,960(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 56.77%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents (i) 29,867,378 shares of Class A common stock and (ii) 14,167,582 shares of Class A common stock issuable in respect of 14,167,582 shares of Class B common stock (“Class B Shares”) convertible (together with an equal number of common membership interests in Solo Stove Holdings, LLC (“Units”)) into Class A common stock on a one-to-one basis.

(2)

Calculated based on (i) 63,397,635 shares of Class A common stock outstanding as of November 30, 2021 as reported on the Issuer’s Form 10-Q, filed on December 9, 2021 and (ii) 14,167,582 shares Class A common stock issuable in respect of the Class B Shares and Units.

1.	Names of Reporting Persons Summit Partners Growth Equity Fund X-A, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,304,941
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,304,941

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,304,941(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 14.57%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 11,304,941 shares of Class A common stock.
(2)

Calculated based on (i) 63,397,635 shares of Class A common stock outstanding as of November 30, 2021 as reported on the Issuer’s Form 10-Q, filed on December 9, 2021 and (ii) 14,167,582 shares Class A common stock issuable in respect of the Class B Shares and Units.

1.	Names of Reporting Persons Summit Partners Growth Equity Fund X-B, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,271,224
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,271,224

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,271,224(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 22.27%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 17,271,224 shares of Class A common stock.
(2)

Calculated based on (i) 63,397,635 shares of Class A common stock outstanding as of November 30, 2021 as reported on the Issuer’s Form 10-Q, filed on December 9, 2021 and (ii) 14,167,582 shares Class A common stock issuable in respect of the Class B Shares and Units.

1.	Names of Reporting Persons Summit Partners Growth Equity Fund X-C, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 466,295
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 466,295

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 466,295(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) *(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 466,295 shares of Class A common stock.
(2)

Beneficial ownership representing less than 1% is denoted with an asterisk (*). Calculated based on (i) 63,397,635 shares of Class A common stock outstanding as of November 30, 2021 as reported on the Issuer’s Form 10-Q, filed on December 9, 2021 and (ii) 14,167,582 shares Class A common stock issuable in respect of the Class B Shares and Units.

1.	Names of Reporting Persons Summit Partners Subordinated Debt Fund V-A, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 569,102
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 569,102

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 569,102(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) *(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 569,102 shares of Class A common stock.
(2)

Beneficial ownership representing less than 1% is denoted with an asterisk (*). Calculated based on (i) 63,397,635 shares of Class A common stock outstanding as of November 30, 2021 as reported on the Issuer’s Form 10-Q, filed on December 9, 2021 and (ii) 14,167,582 shares Class A common stock issuable in respect of the Class B Shares and Units.

1.	Names of Reporting Persons Summit Partners Subordinated Debt Fund V-B, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 201,182
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 201,182

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 201,182(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) *(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 201,182 shares of Class A common stock.
(2)

Beneficial ownership representing less than 1% is denoted with an asterisk (*). Calculated based on (i) 63,397,635 shares of Class A common stock outstanding as of November 30, 2021 as reported on the Issuer’s Form 10-Q, filed on December 9, 2021 and (ii) 14,167,582 shares Class A common stock issuable in respect of the Class B Shares and Units.

1.	Names of Reporting Persons Summit Investors X, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 50,735
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 50,735

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,735(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) *(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 50,735 shares of Class A common stock.
(2)

Beneficial ownership representing less than 1% is denoted with an asterisk (*). Calculated based on (i) 63,397,635 shares of Class A common stock outstanding as of November 30, 2021 as reported on the Issuer’s Form 10-Q, filed on December 9, 2021 and (ii) 14,167,582 shares Class A common stock issuable in respect of the Class B Shares and Units.

1.	Names of Reporting Persons Summit Investors X (UK), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,899
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,899

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,899(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) *(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 3,899 shares of Class A common stock.
(2)

Beneficial ownership representing less than 1% is denoted with an asterisk (*). Calculated based on (i) 63,397,635 shares of Class A common stock outstanding as of November 30, 2021 as reported on the Issuer’s Form 10-Q, filed on December 9, 2021 and (ii) 14,167,582 shares Class A common stock issuable in respect of the Class B Shares and Units.

1.	Names of Reporting Persons SP-SS Aggregator LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 14,167,582
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,167,582

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,167,582(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 18.27%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 14,167,582 shares of Class A common stock issuable and acquirable by the Reporting Person in respect of 14,167,582 Class B Shares and Units.
(2)

Calculated based on (i) 63,397,635 shares of Class A common stock outstanding as of November 30, 2021 as reported on the Issuer’s Form 10-Q, filed on December 9, 2021 and (ii) 14,167,582 shares Class A common stock issuable in respect of the Class B Shares and Units.

Item 1(a).	Name of Issuer

Solo Brands, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1001 Mustang Drive Grapevine, TX 76051

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)  Summit Partners L.P.

(ii)  Summit Partners Growth Equity Fund X-A, L.P.

(iii)   Summit Partners Growth Equity Fund X-B, L.P.

(iv) Summit Partners Growth Equity Fund X-C, L.P.

(v)   Summit Partners Subordinated Debt Fund V-A, L.P.

(vi) Summit Partners Subordinated Debt Fund V-B, L.P.

(vii)  Summit Investors X, LLC

(viii)  Summit Investors X (UK), L.P.

(ix) SP-SS Aggregator LLC

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

222 Berkeley Street, 18th Floor Boston, MA 02116

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A common stock

Item 2(e).	CUSIP Number

83425V104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned: See #9 in each Reporting Person’s table.

(b)  Percent of Class: See #11 in each Reporting Person’s table.

(c)   Number of shares as to which the Reporting Person has:

(i)  Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)   Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Summit Partners, L.P. is the managing member of Summit Partners GE X, LLC, which is the general partner of Summit Partners GE X, L.P., the general partner of each of Summit Partners Growth Equity Fund X-A, L.P., Summit Partners Growth Equity Fund X-B, L.P., and Summit Partners Growth Equity Fund X-C, L.P. Summit Partners, L.P. also is the managing member of Summit Partners SD V, LLC, which is the general partner of Summit Partners SD V, L.P., the general partner of each of Summit Partners Subordinated Debt Fund V-A, L.P. and Summit Partners Subordinated Debt Fund V-B, L.P. Summit Master Company, LLC is the sole managing member of Summit Investors Management, LLC, which is (A) the manager of Summit Investors X, LLC, and (B) the general partner of Summit Investors X (UK), L.P. Summit Master Company, LLC, as the managing member of Summit Investors Management, LLC, has delegated investment decisions, including voting and dispositive power, to Summit Partners, L.P. and its Investment Committee. This Statement shall not be construed as an admission that any of the foregoing is the beneficial owner of any of the reported securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

SUMMIT PARTNERS GROWTH EQUITY FUND X-A, L.P.

By:	*
Authorized Signatory

SUMMIT PARTNERS GROWTH EQUITY FUND X-B, L.P.

By:	*
Authorized Signatory

SUMMIT PARTNERS GROWTH EQUITY FUND X-C, L.P.

By:	*
Authorized Signatory

SUMMIT PARTNERS SUBORDINATED DEBT FUND V-A, L.P.

By:	*
Authorized Signatory

SUMMIT PARTNERS SUBORDINATED DEBT FUND V-B, L.P.

By:	*
Authorized Signatory

SUMMIT INVESTORS X, LLC

By:	*
Authorized Signatory

SUMMIT INVESTORS X (UK), L.P.

By:	*
Authorized Signatory

SP-SS AGGREGATOR LLC

By:	*
Authorized Signatory

*By:	/s/ Adam H. Hennessey
Adam H. Hennessey
Power of Attorney**

** Pursuant to Powers of Attorney attached hereto as Exhibit B.

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 9, 2022.

Exhibit B	Powers of Attorney.